SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Press Release announcing expiration of Tender Offer for Cash for Any and All of its 8.875% Senior Notes due 2018.

December 13, 2017

YPF S.A. ANNOUNCES THE EXPIRATION OF ITS

ANY AND ALL TENDER OFFER

FOR IMMEDIATE RELEASE

BUENOS AIRES, ARGENTINA – YPF S.A. (the “Company”) announced today the expiration of its previously announced tender offer (the “Tender Offer”) to purchase for cash any and all of its outstanding 8.875% Senior Notes due 2018 (the “Securities”).

Any and All of the Outstanding Securities Listed Below

Title of Security	CUSIP and ISIN Numbers		Principal Amount Outstanding	Total Consideration(a)	Principal Amount Tendered
8.875% Senior Notes due 2018	CUSIP:	984245 AJ9 P989MJ AU5	U.S.$861,560,000	U.S.$1,063.75	U.S.$409,247,000
	ISIN:	US984245AJ90 USP989MJAU54

(a)	Per U.S.$1,000 principal amount.

Expiration of the Tender Offer

The Tender Offer was made pursuant to the terms and conditions set forth in the offer to purchase, dated December 6, 2017, and the related letter of transmittal and notice of guaranteed delivery (the “Tender Offer Documents”) to purchase for cash any and all of the Securities listed in the table above.

The Tender Offer expired at 5:00 p.m., New York City time, on December 13, 2017 (such time and date, the “Expiration Date”). Holders of Notes were required to validly tender and not validly withdraw their Securities prior to or at the Expiration Date to be eligible to receive the total consideration for the Tender Offer (the “Total Consideration”). The Total Consideration offered per U.S.$1,000 principal amount of Securities validly tendered and accepted for purchase pursuant to the Tender Offer will be U.S.$1,063.75.

According to information provided by D.F. King & Co., Inc., the tender and information agent for the Tender Offer, U.S.$409,247,000 aggregate principal amount of the Securities were validly tendered and were not validly withdrawn prior to or at the Expiration Date. This amount excludes U.S.$115,000 aggregate principal amount of Securities tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents, which remain subject to the holders’ performance of the delivery requirements under such procedures. Subject to the satisfaction or waiver of all remaining conditions to the Tender Offer, the Company expects to accept for purchase all Securities validly tendered and not validly withdrawn at or prior to the Expiration Date.

The settlement date for the Securities which were validly tendered and not validly withdrawn prior to or at the Expiration Date, is expected to be December 15, 2017 (the “Settlement Date”) and the settlement date for Securities tendered pursuant to the guaranteed delivery procedures described in the Tender Offer Documents is expected to be December 18, 2017, subject to the terms and conditions described in the Tender Offer Documents, including the Financing Condition (as defined in the Tender Offer Documents). Holders will also receive accrued and unpaid interest on the Securities validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Settlement Date, including those tendered by the guaranteed delivery procedures.

Information Relating to the Tender Offer

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as the dealer managers for the Tender Offer. The information agent and depositary is D.F. King & Co., Inc (“D.F. King”). Copies of the Tender Offer Documents, and related offering materials are available by contacting D.F. King at (888) 628-1041 (toll-free), (212) 269-5550 (banks and brokers) or www.dfking.com/ypf. Questions regarding the Tender Offer should be directed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Liability Management Group, at (888) 292-0070 (toll-free) or (646) 855-8988 (collect) or Credit Suisse Securities (USA) LLC, at (800) 820-1653 (toll-free) or (212) 538-2147 (collect).

This press release shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any securities. The Tender Offer is being made only pursuant to an Offer to Purchase dated December 6, 2017, which set forth the terms and conditions of the Tender Offer, and only in such jurisdictions as is permitted under applicable law.

Disclosure Regarding Forward-Looking Statements

Included herein are forward-looking statements, including statements with respect to an anticipated financing. There are many factors that affect management’s views about future events and trends of the business and operations of the company, all as more thoroughly described in the company’s filings with the Securities and Exchange Commission. The company does not undertake any obligation to update any forward-looking statements to reflect events or circumstance included in this release or any of its public filings.

About YPF S.A.

YPF S.A. is Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream, downstream and gas and power segments.

* * *

For further inquiries, please contact:

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 13, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer